

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

December 28, 2005

By Facsimile (202) 457-6315 and U.S. Mail
Michael J. McCloskey
Matrix Bancorp, Inc.
700 17th Street, Suite 2100
Denver, Colorado 80202

Re: **Matrix Bancorp, Inc.**
       Schedule TO
       Filed on December 20, 2005
       File No. 005-47981

Dear Mr. McCloskey:

        We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO

General

1. Please provide a brief statement of the accounting treatment of the Offer or explain why this disclosure is not material. See Item 1004(a)(1)(xi) of Regulation M-A.

Offer to Purchase

6. Conditions of the Tender Offer, page 16

2. A tender offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, the condition may be overly broad and could be construed as being within Matrix's control. For example, the condition appears to contain an excessive subjective element as it is left to the company's discretion as to whether there is a reasonable likelihood that the tender offer will result in the Shares being delisted. Also, it appears that the actions of Matrix could directly or indirectly cause the Shares to be de-listed from the Nasdaq National Market. Further, you should avoid

the use of vague terms, such as "may" in your conditions. The use of vague terms make it difficult for a security holder to reasonably determine whether the condition has been "triggered." Please revise.

7. Certain Information Concerning Matrix, page 17

3. We refer you to your disclosure on page 18 that Matrix, its affiliates or representatives nor its financial advisors, independent auditors or any of its directors or officers "assumes any responsibility for the accuracy of this forward-looking information included in this Offer to Purchase." The purpose and effect of this statement is unclear, as you may not disclaim responsibility for the accuracy of information in your tender offer documents. Accordingly delete this reference.

12. Certain United States Federal Income Tax Consequences, page 21

4. We refer you to the last sentence of this section. We note that you disclose that the tax discussion is for "general information only." We believe this statement suggests that your security holders may not rely on the description of material tax consequences included in the offer document. Please remove this reference.

14. Extension of the Tender Offer; Termination; Amendment, page 24

5. We note your disclosure that you expressly reserve the right to postpone payment for Shares upon the occurrence of the condition specified in Section 6. We remind you that Matrix may not postpone acceptance of its Shares other than as a result of an extension of the offer. All conditions to the offer, other than those conditions dependent upon the receipt of government approvals, must be satisfied or waived prior to expiration of the offer. Please revise your disclosure to clarify.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from Matrix Bancorp acknowledging that:

- the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

· the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

Very truly yours,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Jeffrey D. Haas, Esquire
Norman B. Antin, Esquire
Patton Boggs LLP
2550 M Street, N.W.
Washington, D.C. 20037